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PROSPECTUS

                                3,581,632 SHARES

                          CENTURY COMMUNICATIONS CORP.

                              CLASS A COMMON STOCK

        This Prospectus relates to the offering from time to time of up to 3,581,632 shares (the "Shares") of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Century Communications Corp. (the "Company") by the persons named herein (the "Selling Shareholders"), who became shareholders of the Company as a result of the mergers, effective March 1, 1995, of each of Kootenai Cable, Inc. ("Kootenai") and Pullman TV Cable Co. Inc. ("Pullman") with subsidiaries of the Company that resulted in Kootenai and Pullman becoming wholly owned subsidiaries of the Company. The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders. The Company is paying the expenses of registration of the Shares.

        It is anticipated that sales of Shares by the Selling Shareholders will be made in one of three ways: (i) through broker-dealers, (ii) through agents or
(iii) directly to one or more purchasers. The period of distribution of the Shares may occur over an extended period of time. See "PLAN OF DISTRIBUTION."

        The Class A Common Stock of the Company is traded on The Nasdaq Stock Market under the symbol CTYA. On May 16, 1995, the high and low sales prices for the Class A Common Stock reported on The Nasdaq Stock Market were $9.375 per share and $9.25 per share, respectively.

         SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
              THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES  COMMISSION NOR HAS THE SECURITIES AND
                  EXCHANGE COMMISSION  OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE  ACCURACY OR
                        ADEQUACY OF THIS PROSPECTUS.  ANY
                           REPRESENTATION TO THE CONTRARY
                              IS A CRIMINAL  OFFENSE.
                      ------------------------------------

                  THE DATE OF THIS PROSPECTUS IS JUNE 14, 1995.

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                              AVAILABLE INFORMATION

        The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 (together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Shares, the Class A Common Stock and the Company, reference is made to the Registration Statement.

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Annual Report on Form 10-K for the fiscal year ended May 31, 1994, the Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1994 (and the amendment thereto filed on November 7, 1994), November 30, 1994 and February 28, 1995 and the Current Reports on Form 8-K, dated December 1, 1994 and May 15, 1995 filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference.

        All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective date of filing of each such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference herein, other than certain exhibits to such documents. Requests for such documents should be directed to Scott N. Schneider, Senior Vice President and Treasurer, Century Communications Corp., 50 Locust Avenue, New Canaan, Connecticut 06840. The Company's telephone number is
(203) 972-2000.

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                            INVESTMENT CONSIDERATIONS

        Before purchasing the Shares, a prospective investor should consider, among other things, the following factors.

NET LOSSES; STOCKHOLDERS' DEFICIENCY

        The Company has reported net losses of $41,927,000, $37,791,000, $51,632,000 and $26,033,000 for the fiscal years ended May 31, 1994 and 1993 and the nine-month periods ended February 28, 1995 and 1994, respectively. Operating income was $57,803,000, $54,842,000, $25,140,000 and $49,117,000 for the
respective periods, after taking into account non-cash charges for depreciation and amortization of $15,296,000, $138,547,000, $123,169,000 and $108,158,000,
respectively. Interest expense was $121,698,000,  $112,294,000,  $99,543,000 and
$90,470,000 for the respective periods. The Company expects net losses to continue until such time as the operations of its cable television systems and cellular telephone systems can generate sufficient earnings to offset the charges, including depreciation and amortization and interest expense, incurred in connection with such operations and its investments in plant associated with rebuilds and extensions of its cable television systems and expansion of the cellular telephone system infrastructure.

        Reflecting net losses in prior periods, the common stockholders' deficiency as stated on the Company's consolidated balance sheet at February 28, 1995 was $232,953,000. The Company's assets, including its cable television franchises and cellular telephone licenses, are recorded on its balance sheet at historical cost. The Company believes that the current fair value of such assets is significantly in excess of their historical cost. Accordingly, the Company does not believe that the common stockholders' deficiency affects the current fair value of the Company.

LEVERAGE; CAPITAL REQUIREMENTS

        In recent years, the Company and its subsidiaries have incurred substantial indebtedness in connection with the acquisition, construction and start-up expenses of cellular telephone systems as well as the acquisition, upgrade and extension of cable television systems. At February 28, 1995, the Company and its subsidiaries had long-term debt (exclusive of current maturities of $6,030,000) of $1,470,470,000, including indebtedness under two credit agreements executed by subsidiaries of the Company and various banks (the "Credit Agreements") and under a note agreement executed by a subsidiary of the Company in December 1992 (the "Note Agreement").

        The cable television and cellular telephone businesses are capital intensive. While cash generated from operations is expected to fund an increasing portion of the working capital requirements, capital expenditures and debt service obligations of the Company and its subsidiaries, the Company will require additional funds from bank borrowings and other sources. At February 28, 1995, subsidiaries of the Company had approximately $827,000,000 of potential unused borrowing capacity under the Credit Agreements. In the past, the Company has funded the principal obligations on its long-term debt by refinancing the principal with expanded bank lines of credit. Although to date the Company has been able to obtain financing on satisfactory terms, there can be no assurance that this will continue to be the case in the future. The Indentures for the Company's outstanding issues of publicly-held debt (the "Indentures") impose certain restrictions on the incurrence of indebtedness. See "Restrictive Covenants; Consequences of Default" below.

RESTRICTIVE COVENANTS; CONSEQUENCES OF DEFAULT

        The Credit  Agreements,  the Note Agreement and the  Indentures  contain various financial and operating covenants, including, among other things, maintenance of certain financial ratios, restrictions on the ability of certain subsidiaries of the Company to incur indebtedness or liens, to make certain capital expenditures and to transfer funds to the Company and limits on certain other corporate actions. The Indentures also contain various covenants, including, among other things, restrictions on the ability of the Company to incur indebtedness and to make loans

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or  capital  contributions  to, or to act as a  guarantor  for,  certain  of its subsidiaries and affiliates, which presently consist of those subsidiaries and affiliates engaged in the cellular telephone and related businesses. The ability of the Company and its subsidiaries to comply with such provisions may be affected by events beyond their control.

        In the event of a default under the agreements pursuant to which the outstanding debt securities of the Company and its subsidiaries are issued, the holders of such debt or the trustee acting on their behalf could elect to declare all of such debt securities, together with accrued interest, to be due and payable. Under certain of such agreements, the creditors would also have other remedies available, including foreclosure on the capital stock of the Company's subsidiaries which is pledged to secure such debt.

        The Company is currently in compliance with the financial and operating covenants contained in the Credit Agreements, the Note Agreement and the Indentures and management believes it is not presently at risk of noncompliance. However, there can be no assurance that this will continue to be the case.

CELLULAR TELEPHONE INDUSTRY

        Although numerous cellular telephone systems are operational in the United States and other countries, the industry has only a limited operating history. The Company, through its 33.9%-owned subsidiary, Centennial Cellular Corp. ("Centennial Cellular"), owns or controls non-wireline cellular telephone systems in 29 markets in six geographic areas ("controlled systems") and minority interests in six limited partnerships which own wireline cellular telephone systems which primarily serve the Sacramento Valley and San Francisco Bay Area in California ("minority owned systems"). See "The Company." The Company's cellular telephone systems compete in each market with a wireline or a non-wireline system, as the case may be, as well as with other current and developing mobile radio technologies and other communications services. All of the controlled systems have experienced net operating losses and negative cash flow. The Company anticipates that such losses and negative cash flow will continue over the next several years and there can be no assurance that future cellular telephone operations will be profitable. While all of the controlled systems and the minority owned systems are operational, each of them is still in the developmental or start-up phase and substantial additional expenditures for construction and development will be required. Centennial Cellular may seek various sources of external financing to meet its current and future needs, including bank financing, joint ventures and partnerships, and public and private placements of debt and equity securities of Centennial Cellular. If it is unable to do so, the growth of the controlled systems will be impeded or, in the case of minority owned systems, Centennial Cellular's percentage interest could be diluted.

CONTROL BY CERTAIN STOCKHOLDERS

        The ownership interest in the Company of Leonard Tow and certain trusts for the benefit of members of his family (the "Tow Trusts"), constituting approximately 87.7% of the combined voting power of both classes of Common Stock, presently gives them the power to elect all but one member of the Board of Directors of the Company and to control the vote on all other matters submitted to a vote of the Company's stockholders. See "Description of Capital Stock--Common Stock--Voting Rights."

        Under certain of the Credit Agreements, an event of default occurs if Leonard Tow ceases to be the chief executive officer of each of the Company and the Company's principal operating subsidiaries and the Company and the Company's principal operating subsidiaries fail to appoint a reasonably acceptable successor to him within 30 days of his ceasing to hold such office or if Leonard Tow and/or members of his immediate family or trusts for their benefit cease to own, in the aggregate, stock of the Company having at least 33 1/3% of the combined voting power of both classes of Common Stock and 33 1/3% of the issued and outstanding shares of stock of the Company.

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                                   THE COMPANY

        The Company is principally engaged through its operating subsidiaries in the business of owning and operating cable television and cellular telephone systems. The Company also owns and operates four radio stations, two of which are owned and operated by a joint venture which is 50% owned by the Company and 50% owned by an unaffiliated entity.

        At February 28, 1995 the Company owned and operated 65 cable television systems in 25 states and Puerto Rico. At that date, the Company's cable systems passed approximately 1,715,000 homes and served a total of approximately 1,100,000 primary basic subscribers. The cable system in Puerto Rico and one other cable system are owned 50% by the Company and 50% by unaffiliated entities. At February 28, 1995, these two systems passed approximately 434,000 homes and served approximately 210,000 primary basic subscribers.

        On August 30, 1991, Citizens Cellular Company ("Citizens Cellular"), a wholly owned subsidiary of Citizens Utilities Company ("Citizens"), was merged with and into Century Cellular Corp., an indirect wholly owned subsidiary of the Company that owned or controlled non-wireline cellular telephone systems in five geographic areas, the name of which was changed on February 7, 1992 to Centennial Cellular Corp. The Company has a 1.96% equity interest in Citizens and Leonard Tow, Chairman of the Board, Chief Executive Officer and Chief Financial Officer of the Company, is Chairman of the Board, Chief Executive Officer and Chief Financial Officer of Citizens. Citizens Cellular owned minority interests in limited partnerships which own wireline cellular telephone systems in six geographic areas. Upon consummation of the merger, Centennial Cellular, as the surviving corporation, became the owner of all of the cellular telephone properties previously owned by Centennial Cellular and Citizens Cellular as well as the paging and two-way mobile radio systems owned by Centennial Cellular. Centennial Cellular owns or controls non-wireline cellular telephone systems in 29 markets representing approximately 5.08 million net pops and minority interests in six limited partnerships which own wireline cellular telephone systems which primarily serve the Sacramento Valley and San Francisco Bay Area in California representing approximately 1.08 million net pops. "Net pops" means the population of a cellular market, based upon the 1990 Census Report of the Bureau of the Census, United States Department of Commerce, multiplied by the Company's percentage ownership interest in an entity licensed by the Federal Communications Commission ("FCC") to construct or operate a cellular telephone system in that market.

        Centennial Cellular has two classes of Common Stock, Class A Common Stock and Class B Common Stock. The holders of the Class A Common Stock are entitled to one vote per share and the holders of the Class B Common Stock are entitled to fifteen votes per share. The Company owns 81.2% of the outstanding Class B Common Stock and 100% of the outstanding Second Series Convertible Redeemable Preferred Stock of Centennial Cellular, and Citizens owns 18.8% of the outstanding Class B Common Stock and 100% of the outstanding Convertible Redeemable Preferred Stock of Centennial Cellular. The Company and Citizens own 74.2% and 17.2%, respectively, of the combined voting power of both classes of Common Stock as of February 19, 1995 and, if the Company and Citizens each converts the preferred stock owned by it, the Company will own 59.4%, and Citizens will own 33.9%, of such voting power. As a result of such ownership and in accordance with an agreement with Citizens, the Company has the ability to nominate at least a majority and elect all of the directors of Centennial Cellular and retains control of Centennial Cellular.

        The  Company  expects  to  continue  to  consider   acquisitions  of  or
investments in cable television systems, cellular telephone systems (through its cellular subsidiaries) and other communications-related properties.

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        The  Company's  principal  executive  offices  are  located at 50 Locust
Avenue,  New  Canaan,  Connecticut  06840  and its  telephone  number  is  (203)
972-2000.

RECENT DEVELOPMENTS

        On November 28, 1994, the Company entered into an agreement to acquire the cable television systems serving Anaheim, Hermosa Beach/Manhattan Beach, Fairfield and Rohnert Park/Yountsville, California, for an aggregate purchase price of $286,000,000, subject to adjustment, payable in cash. At September 30, 1994, such cable television systems served an aggregate of approximately 135,000 primary basic subscribers. The obligation of the Company to consummate this transaction is subject to certain closing conditions, including the approval of the relevant franchise authorities of both the transfer and extension of the relevant franchises and other regulatory approvals. The Company anticipates completing this acquisition during the first six months of fiscal 1996.

        On March 1, 1995, the Company acquired cable television systems, including the Kootenai and Pullman systems, located in California, Colorado, Idaho, Montana and Washington for a purchase price consisting of approximately $56,000,000 (subject to adjustment) in cash ($18,000,000 of which was paid to the sellers and $38,000,000 of which was used to satisfy certain liabilities relating to the acquired cable television systems) and the issuance of the Shares (valued at $12.25 per share, subject to post-closing adjustment based on the price performance of the Class A Common Stock). At February 28, 1995, such cable television systems served an aggregate of approximately 45,000 primary basic subscribers.

        In February 1994, the Company through a wholly owned subsidiary ("Australian Holding Company") invested approximately $58,000,000 in a company (the "Licensee") that presently owns a 91.5% interest in one of two licenses issued by the Australian Broadcasting Authority authorizing the satellite delivery of television programming on a paid subscription basis ("Satellite Pay TV"). In addition, subsequent to year-end, the Company acquired for approximately $15,000,000, through the Australian Holding Company, the additional 8.5% interest in the license. With respect to the operation of the Satellite Pay TV business, the Australian Holding Company has an agreement in principle to cooperate with the other Satellite Pay TV license holder ("Second License Holder") in the areas of marketing, distribution facilities (including joint use of facilities for transmitting programming), subscriber management, and other areas of operation as contemplated by the Australian Broadcast Service Act. In addition, the Licensee has agreed to jointly use facilities for the distribution of programming in Australia through the use of MMDS licenses owned by the Second License Holder ("MMDS Venture"). The Licensee's initial interest in the MMDS Venture accrued by reason of said joint use facilities is approximately 25%, which may be increased by virtue of additional capital contributions. The agreements relating to the cooperation with the Second License Holder and the MMDS Venture are subject to regulatory review and approval. Notification has been received from the relevant regulatory authorities that certain aspects of the agreement raise concerns and will likely require modification. Discussions regarding same are continuing and no assurance can be given as to the ultimate outcome. The Company has also acquired, subsequent to May 31, 1994, an approximate 2% economic interest in the Second License Holder for approximately $10,000,000.

        In July 1994, the Company entered into an agreement to acquire a 50% economic interest in an Australian company which is a franchisee (the "Franchisee") of the Second License Holder. The franchise provides for the exclusive distribution rights to certain programming as well as the use of subscriber billing systems and distribution facilities. Pursuant to such agreement, the Company agreed to invest up to $55,000,000 for the acquisition by the Franchisee of MMDS licenses covering the franchised areas. The licenses were acquired for approximately $12,000,000 through an auction process conducted by the Australian Government. The Company has also agreed to fund up to approximately $11,000,000 of working capital needs of the Franchisee on terms that reflect the market for commercial banking facilities. Subject to certain conditions precedent, the agreement provided further that the Company would merge its Australian Holding Company with the Franchisee through transfer of its interests in such Holding Company for interests in the Franchisee. The merger was completed in February 1995. After completion of such merger, the Company has an approximate 75% to 77% economic interest in the combined entity. Pursuant to the terms of an amending agreement entered into on the completion date, the Franchisee acquired the outstanding

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shares of the Licensee and the aforementioned 8.5% interest in the license.  The assets associated with the Company's investments in Australia are in the development stage and are not yet operational.

        On March 10, 1995, the Company purchased 20,000,000 shares of its Class B Common Stock from Sentry Insurance a Mutual Company ("Sentry Insurance") at an aggregate price of $110,000,000 utilizing existing credit lines. Upon acquisition the Class B shares were converted automatically to Class A shares. For the present, the acquired shares will be held in the Company's treasury. Prior to this acquisition 65,406,115 shares of the Company's Class B Common Stock were outstanding, of which 23,134,056 were held by Sentry Insurance.

        On April 18, 1995, Centennial Cellular acquired the non-wireline cellular telephone systems serving Michigan RSA #6 and RSA #7 representing an aggregate of approximately 352,600 net pops. The purchase price for the acquisition was $42,960,000, subject to adjustment, consisting of approximately $25,000,000, in cash and the balance in 898,000 shares of Centennial Cellular's Class A Common Stock valued at approximately $17,960,000 (subject to post-closing adjustment based on the price performance of the Class A Common Stock).

        On February 24, 1995, Centennial Cellular entered into an agreement with United States Cellular Corporation ("U.S. Cellular") pursuant to which Centennial Cellular will transfer to U.S. Cellular ownership of Centennial
Cellular's cellular systems in the Roanoke, Virginia MSA, the Lynchburg, Virginia MSA, North Carolina RSA #3 and Iowa RSA #5 representing 738,700 net pops and approximately 22,600 subscribers (including the Charlottesville, Virginia market described below) in exchange for the transfer by U.S. Cellular to Centennial Cellular of ownership of its cellular systems serving Indiana RSA #1, Indiana RSA #2, Ohio RSA #1 and Mississippi RSA #9, representing 608,178 net pops and approximately 4,200 subscribers, together with additional consideration in favor of Centennial Cellular in the amount of approximately $3,500,000
(consisting of purchases of additional equipment on behalf of Centennial Cellular and/or cash), subject to adjustment. Concurrently with the execution of the agreement described above, a separate agreement was entered into between Centennial Cellular and U.S. Cellular, pursuant to which U.S. Cellular will purchase from Centennial Cellular its 72.2% interest in the Charlottesville, Virginia MSA for a purchase price of approximately $9,452,000 subject to adjustment. The obligations of Centennial Cellular and U.S. Cellular under the agreements described above are subject to the satisfaction of various closing conditions, including FCC and other regulatory approvals. There can be no assurance that such closing conditions will be satisfied. Centennial Cellular anticipates completing the transactions contemplated in the agreements described during the first quarter of fiscal 1996.

        On March 13,  1995,  the FCC auction of personal  communications  system
(PCS) licenses was concluded and Centennial Cellular was the high bidder for one of two Metropolitan Trading Area (MTA) licenses to serve the Commonwealth of
Puerto Rico and the U.S. Virgin Islands. The licensed area represents approximately 3,623,000 net pops in these markets. Centennial Cellular's winning bid was $54,672,000. The awarding of the license to Centennial Cellular remains subject to FCC public notice requirements and, upon satisfaction of such requirements, the satisfaction by Centennial Cellular of certain FCC build-out requirements for the MTA.

        On December 21, 1994, Centennial Cellular announced that its Board of Directors authorized the repurchase, from time to time, of up to 1,000,000 shares of Centennial Cellular's Class A Common Stock, depending on prevailing market conditions.

                     STOCK DISTRIBUTIONS AND DIVIDEND POLICY

        In recent years, in recognition of improvements in earnings before depreciation, amortization, interest and taxes ("operating cash flow"), the Company has from time to time made pro rata distributions of common stock to its stockholders, as discussed below. The effect of such distributions is to increase the number of shares outstanding and reduce the proportionate investment in the Company represented by each share. For accounting purposes, since the Company continues to report net losses and has an accumulated deficit, an amount equal to the aggregate par

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value ($.01 per share) of the shares  distributed is transferred from additional paid-in capital to the common stock account. If the Company had retained earnings, the accounting treatment would be to transfer an amount equal to the market value of the shares issued from retained earnings to additional paid-in capital. Since the Company has neither retained earnings nor current earnings, the stock distributions represent a reallocation of the shareholder's investment over an increased number of shares and do not represent distributions of corporate earnings and profits.

        On June 18, 1992, the Board of Directors of the Company declared a three percent stock distribution on the Company's Class A Common Stock and Class B Common Stock payable to the respective stockholders of record on July 3, 1992, which was distributed on July 24, 1992.

        On October 28, 1992, the Board of Directors of the Company declared a five percent stock distribution on the Company's Class A Common Stock and Class B Common Stock payable to the respective stockholders of record on November 11, 1992, which was distributed on December 2, 1992.

        On February 16, 1993, the Board of Directors of the Company declared a three percent stock distribution on the Company's Class A Common Stock and Class B Common Stock payable to the respective stockholders of record on March 1, 1993, which was distributed on March 22, 1993.

        On July 2, 1993, the Board of Directors of the Company declared a five percent stock distribution on the Company's Class A Common Stock and Class B Common Stock payable to the respective stockholders of record on July 15, 1993, which was distributed on August 6, 1993.

        On October 28, 1993, the Board of Directors of the Company declared a three percent stock distribution on the Company's Class A Common Stock and Class B Common Stock payable to the respective stockholders of record on November 10, 1993, which was distributed on December 1, 1993.

        The Company has never paid a cash dividend on its common stock. The Company is currently restricted from paying cash dividends by certain of its debt instruments. Its ability to do so is further limited by provisions of credit agreements entered into by certain of its subsidiaries that limit the amount of cash that may be upstreamed to the Company.

                          DESCRIPTION OF CAPITAL STOCK

        The Company's authorized Capital Stock consists of 400,000,000 shares of Class A Common Stock, 300,000,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), and 100,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of March 31, 1995, 28,115,852 shares of Class A Common Stock were issued and outstanding (excluding treasury shares) and 45,406,115 shares of Class B Common Stock were issued and outstanding. At such date, 42,272,059 shares of Class B Common Stock were owned by Leonard Tow, Chairman of the Board, Chief Executive Officer and Chief Financial Officer of the Company, and certain trusts for the benefit of members of his family. No shares of Preferred Stock are outstanding and there is no agreement or understanding that would require the issuance of any series of such stock.

COMMON STOCK

      Dividends

        If all cumulative dividends shall have been paid as declared or set apart for payment upon shares of Preferred Stock then outstanding, if any, holders of shares of Class A Common Stock and Class B Common Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors out of funds legally available for such purpose. No dividend may be declared or paid in cash or property on any share of Class B Common Stock, however, unless simultaneously the same dividend is paid on each share of Class A Common Stock.

Dividends can be declared and paid on shares of Class A Common Stock without being declared and paid on the shares of Class B Common Stock. In the case of any stock dividend, holders of Class A Common Stock are entitled to receive the same percentage dividend (payable in shares of Class A Common Stock) as the holders of Class B Common Stock receive (payable in shares of Class B Common Stock). See "Stock Distributions and Dividend Policy."

      Voting Rights

        Holders of shares of Class A Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes except (i) for the election of directors and (ii) as otherwise required by law. Under New Jersey law, the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock is required to approve, among other matters, an amendment of the certificate of incorporation if the rights or preferences of such holders would be subordinated or otherwise adversely affected thereby. In the election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect one director. The holders of Class A Common Stock and Class B Common Stock, voting as a single class with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, are entitled to elect the remaining directors. Holders of Class A Common Stock and Class B Common Stock are not entitled to cumulate votes in the election of directors. The ownership interest in the Company of Leonard Tow and the Tow Trusts, constituting approximately 87.7% of the combined voting power of both classes of Common Stock, gives them the power to elect all but one Class A director as described above and to control the vote on all other matters submitted to a vote of the Company's stockholders.

      Liquidation Rights

        Upon liquidation, dissolution or winding up of the Company, the holders of the Class A Common Stock are entitled to share ratably with the holders of Class B Common Stock in all assets available for distribution after payment in full of creditors and after the preferential rights of holders of shares of Preferred Stock then outstanding, if any, have been satisfied.

      Other Provisions

        Each share of Class B Common Stock is convertible at the option of its holder into one share of Class A Common Stock at any time, and converts automatically into one share of Class A Common Stock upon sale or other transfer prior to December 31, 2010 to a person other than an associate. The holders of Class A Common Stock and Class B Common Stock are not entitled to preemptive or subscription rights. Neither the Class A Common Stock nor the Class B Common Stock may be subdivided, consolidated, reclassified, or otherwise changed unless concurrently the other class of shares is subdivided, consolidated, reclassified, or otherwise changed in the same proportion and in the same manner.

PREFERRED STOCK

        The 100,000,000 shares of authorized and unissued Preferred Stock may be issued with such designations, voting powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions of such rights, as the Company's Board of Directors may authorize, including but not limited to: (i) the distinctive designation of each series and the number of shares that will constitute such series; (ii) the voting rights, if any, of shares of such series; (iii) the dividend rate on the shares of such series, any restriction, limitation or condition upon the payment of such dividends, whether dividends shall be cumulative and the dates on which dividends are payable; (iv) the prices at which, and the terms and conditions on which, the shares of such series may be redeemed, if such shares are redeemable;
(v) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series; (vi) any preferential amount payable upon shares of such series in the event of the liquidation, dissolution or winding-up of the Company or the distribution of its assets; and (vii) the prices or

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



rates of conversion at which, and the terms and conditions on which, the shares of such series may be converted into other securities, if such shares are convertible.

TRANSFER AGENT

           The Transfer Agent and Registrar for the Class A Common Stock is Mellon Securities Trust Company, Ridgefield Park, New Jersey.

                            THE SELLING SHAREHOLDERS

           The Shares are being offered on behalf of the Selling Shareholders, who acquired such shares as a result of the mergers, effective March 1, 1995, of Kootenai and Pullman with subsidiaries of the Company. The names of the Selling Shareholders and the number of Shares acquired by each of them, all of which are being registered for resale hereunder, are as follows:



Shareholders                                   Number of Shares
------------                                   ----------------

Donald A. Adams                                    47,580
Robert K. Allison                                 347,160
Gerald Buford Estate                               83,266
Jay R. Busch                                       77,645
Samuel P. Evans                                   304,337
Philip J. Fagan, Jr                                59,476
Mary Ford                                          11,895
Richard S. Henderson                               11,895
Bruce Hensel                                       47,580
Robert G. Holman and Rebecca B. Holman             75,177
J. Paige Jenner and Maureen M. Jenner             314,375
B. J. Koenig                                       71,371
Richard Marshall                                  166,532
Craig O. McCaw                                    118,951
John Linton Muraglia                              172,806
Hugh McCulloh                                     295,537
Elsa Patricia McCulloh                            295,299
Robert L. Nagel                                   214,965
Barbara P. Raemer                                  23,790
Donald G. Reiman                                   23,790
Gordon Rock                                       461,352(1)
Shirley Reynolds-Rock                             190,322
Gary Ross                                          11,895
Allen E. Royce                                     11,895
Jo C. Shepherd                                    118,951
Barbara R. Walker, Executor of the                 23,790
Will of Wallace W. Walker


-----------------
(1) Includes 71,371 Shares held as custodian for each of Gregory Reynolds-Rock and Dana Reynolds-Rock.


        Except  for John  Linton  Muraglia,  who holds  1,000  shares of Class A
Common Stock, as trustee for Meridian Communications, Inc., the Selling Shareholders do not own any shares of Class A Common Stock other than the Shares referred to above.

                              PLAN OF DISTRIBUTION

        The Shares are being sold by the Selling Shareholders for their own account; the Company will not receive any proceeds from the sales of the Shares by the Selling Shareholders. The Selling Shareholders are not restricted as to the price or prices at which they may sell the Shares. The aggregate proceeds to the Selling Shareholders from the sale of the Shares will be the purchase price of such Shares sold less the aggregate agents' or brokers' discounts or commissions and other expenses of issuance and distribution not borne by the Company. Further, the Selling Shareholders are not restricted as to the number of Shares which may be sold at any one time.

        The Selling Shareholders, or their pledgees, donees, transferees or other successors, may sell the Shares in any of three ways: (i) through broker-dealers; (ii) through agents or (iii) directly to one or more purchasers. The distribution of the Shares may be effected from time to time in one or more transactions (which may involve crosses or block transactions) (A) in the over-the-counter market, (B) in transactions otherwise than in the over-the-counter market or (C) through the writing of options on the Shares (whether such options are listed on an options exchange or otherwise). Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Selling Shareholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or commissions from purchasers of Shares for whom they may act as agent (which discounts, concessions or commissions as to a particular broker-dealer might be in excess of those customary in the types of transactions involved). There is no plan to offer such Shares through underwriters or any existing arrangement between the Selling Shareholders and any broker or dealer.

        In connection with any sales, the Selling Shareholders and any broker-dealer participating in such sales may be deemed to be underwriters within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and, if any such broker-dealers purchase shares as principal, any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the Shares against certain liabilities, including liabilities arising under the Securities Act.

        The Selling Shareholders must comply with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder in offers and sales of their Shares. In particular, the Selling Shareholders may not: (i) pay commissions or finder's fees to anyone other than normal brokers' commissions paid to their brokers who execute their orders for sales; (ii) bid for or purchase for their own account or the account of any affiliate or induce others to bid for or purchase any of the Company's shares, including the Shares, until the Shares have been sold; or (iii) make any bids for or purchases of such shares, directly or indirectly, for the purpose of stabilizing the price of the Class A Common Stock. Additionally, the Selling Shareholders, including brokers through whom their sales are made as well as dealers who purchase Shares being offered hereby for resale, must comply with the Prospectus delivery requirements of the Securities Act during the term of this offering.

                                  LEGAL MATTERS

        The legality of the shares of Class A Common Stock offered will be passed upon for the Company by Leavy Rosensweig & Hyman, New York, New York. David Z. Rosensweig, a partner in the firm of Leavy Rosensweig & Hyman, is the Secretary and a director of the Company.

                                     EXPERTS

        The consolidated financial statements and related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

        The financial statements of ML California Cable Division, a Division of M.L. Media Partners, L.P., for the years ended December 30, 1994 and December 31, 1993, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K filed on May 15, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.